Exhibit 99.1
Stock Exchange Announcement No. 9/2005
Copenhagen, Denmark
August 25, 2005
Olicom Reports First Half-year 2005 Results
Olicom A/S (Other OTC: OLCMF) today announced a net loss for the first half-year of 2005 of 21.0 million Danish kroner (“DKK”), or US$ 3.4 million. The loss per share was DKK 1.22, or US$ 0.20 per share. All amounts expressed in dollars are calculated at the June 30, 2005, rate of exchange between the US dollar and the Danish krone.
As of June 30, 2005, shareholders’ equity was DKK 197.4 million, or US$ 32.0 million corresponding to DKK 11.37 per share, or US$ 1.85 per share.
The result for the half-year is impacted by a negative adjustment of the value of the Company’s portfolio investments and by financial expenses related to the loan agreement entered in February 2005, while shareholders’ equity is positively impacted by the Company’s sale of treasury shares.
Effective 2004 Olicom also prepares consolidated financial statements in which Interactive Television Entertainment ApS (“ITE”) is consolidated. The consolidated financial statements show a loss for the half-year of DKK 27.9 million, or US$ 4.5 million and shareholders’ equity as of June 30, 2005, of DKK 156.9 million, or US$ 25.5 million. Olicom considers that the results of its venture investment activities are best reflected in the financial statements for Olicom A/S in which ITE and the other portfolio companies are included at market value.
During the half-year the portfolio companies’ development showed both positive and negative deviations.
During the half-year ITE launched a new generation of equipment for the Hugo-based TV-shows. The new technology significantly reduces the cost of producing the show and the technology also enables 3D scenes. The new systems are now being installed in China, Vietnam and other countries. ITE hopes that the systems will make it possible to increase the number of TV-stations airing the Hugo-show. The development of this year’s new Hugo-game, Agent Hugo, is expected to be completed for launch of the game in October. ITEs revenue during the half-year was somewhat below expectations, ITE expects though to show increased revenue for the full year.
During the half-year both Comlog, which markets fleet management systems for truck fleets, and Scalado, which provides software for camera phones, continued their revenue growth, and both companies will achieve significant revenue increases for the full year. In August Scalado completed a financing round from existing investors of DKK 4 million, or US$ 0.6 million. As announced earlier Olicom’s holding in Scalado has been transferred to a company jointly owned with IVS. This company participated in the funding round with cash secured from IVS’ subscription of new shares. IVS now holds approximately 20% of the jointly owned company.

The positive customer interest for Hymite’s optical component technology continued throughout the half-year and prototype agreements have been signed with leading component manufacturer. For now the agreements only cover prototyping projects, but more of these projects may result in significant volume agreement. During the half-year Tpack, which delivers technology for telecommunications, experienced delays in closing expected sales orders, while Sifira, which develops messaging solutions for telecommunications operators, during the last part of the half-year saw an increase in booked orders especially in the Swedish market.
For the purpose of strengthening Olicom’s cash position the Company has during the half-year entered loan agreements with both private lenders and related parties. The loan agreements have total proceeds to the Company of DKK 15.6 million, or US$ 2.5 million. The reason for entering the loan agreements is, that customary bank facilities have proven not to be available to the Company.
For the full year Olicom now expects to report a loss in the order of DKK 25 million, or US$ 4.1 million assuming that it will not be necessary to write off portfolio investments and assuming that further significant write downs will not be made. The Company’s BOD will especially focus on the possibilities of strengthening the development in ITE and Sifira. Olicom is the sole investor in these two companies, which therefore represent a larger exposure. Olicom is actively pursuing exit sales of certain portfolio companies, but does not include such sales in its expected result.
Niels Kristian Agner joined Olicom’s BOD in April 2005 under the assumption that the Company would undertake a capital increase, that would allow follow-up and new investments. As such capital increase has not been planned Niels Kristian Agner has decided to leave the BOD.
For further information please contact Olicom CEO Boje Rinhart, tel. +45 4527 0000 or
e-mail bri@olicom.com.
Attachments
Summary of Income Statement and Balance Sheet follow.
About Olicom
Olicom invests in leading edge information technology and communication technology companies located in Scandinavia. The main office is located in the Øresund region and the US office is located in the Dallas Telecom Corridor in Richardson, Texas. Olicom is listed on the Copenhagen Stock Exchange and in the USA the company’s stock is traded on Other OTC, under the symbol OLCMF.
Further information about Olicom can be found at www.olicom.com or obtained by contacting CEO Boje Rinhart tel. +45 4527 0000 or e-mail bri@olicom.com.
Except for historical information contained herein, the matters discussed in this news release may contain forward-looking statements that reflect the Company’s current expectations and projections about its future results, performance, prospects and opportunities. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties and other factors that could cause its actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Among the risks, uncertainties and other factors that could cause results to differ are uncertain market conditions, the successful implementation of the Company’s new strategic direction; the Company’s need to continue to identify and acquire interests in suitable portfolio companies; intense competition among capital providers to acquire interests in technology companies; the dependence of the Company on the financial and operating success of the enterprises in which it invests or participates; and existing and future regulations affecting the Company’s business, the businesses of its portfolio companies or technology generally. Further information may be found in Olicom’s periodic filings with the U.S. Securities and Exchange Commission (SEC), including the most recent reports on Form 20-F and 6-K, which identify important risk factors related to the Company’s business that could cause actual results, performance, prospects or opportunities to materially differ from those contained in the forward-looking statements.

Attachments – Summary of Income – Olicom A/S (Parent Company)

	Six months
	Ended June 30,
	2004	2005	2005
			Convenience
			translation
	DKK 1,000		USD 1,000
	(unaudited)	(unaudited)	(unaudited)

Valuation adjustments, portfolio companies	(6,000)	(14,000)	$(2,272)

Gross profit	(6,000)	(14,000)	(2,272)

Operating expenses
General and administrative	4,026	3,819	620
Restructuring charges	(47)	(263)	(43)
Total operating expenses	3,979	3,556	577

Income/(loss) from operations before interest and income taxes	(9,979)	(17,556)	(2,849)

Interest income and other, net	313	(3,453)	(560)

Income/(loss) before income taxes	(9,666)	(21,009)	(3,409)

Income taxes	0	0	0

Net income/(loss)	(9,666)	(21,009)	$(3,409)

Earnings/(loss) per share, basic	(0.57)	(1.22)	$(0.20)
Earnings/(loss) per share, diluted	(0.57)	(1.22)	$(0.20)

Weighted average shares outstanding including common stock equivalents, basic	16,938	17,253	17,253

Weighted average shares outstanding including common stock equivalents, diluted	16,938	17,253	17,253
The balance sheets and statements of income include a convenience translation for the most recent reporting period by applying the quarter-end exchange rate of DKK 6.1623 per US$ 1.00. This translation should not be construed to imply that the DKK amounts actually represent, or have been or could have been converted to, U.S. dollars

Attachments – Summary of Balance Sheet – Olicom A/S (Parent Company)

	December 31,	June 30,	June 30,
	2004	2005	2005
			Convenience
			translation
	DKK 1,000		USD 1,000
	(audited)	(unaudited)	(unaudited)
Assets

Investments, property and equipment, net	34	17	$3
Investments in portfolio companies	83,649	70,796	11,489
Investments in affiliated companies	22,372	22,372	3,630
Outstanding amounts, affiliated companies	20,000	42,000	6,816
Total fixed assets	126,055	135,185	21,938

Long-term assets	169	159	26

Accounts receivable	951	22	4
Outstanding amounts, affiliated companies	21,351	6,502	1,055
Outstanding amounts, portfolio companies	61,366	64,114	10,404
Prepaid expenses and other currents assets	932	972	158
Cash and cash equivalents	11,016	12,825	2,081
Total current assets	95,616	84,435	13,702

Total assets	221,840	219,779	$35,666

Liabilities and shareholders’ equity

Shareholders’ equity	215,197	197,413	$32,036

Restructuring charges	464	504	82
Total provisions	464	504	82

Other liabilities	0	11,439	1,856
Total long-term liabilities	0	11,439	1,856

Accounts payable and accrued liabilities	6,179	10,423	1,692
Total current liabilities	6,179	10,423	1,692

Total liabilities	6,179	21,862	3,548

Total liabilities and shareholders’ equity	221,840	219,779	$35,666

The balance sheets and statements of income include a convenience translation for the most recent reporting period by applying the quarter-end exchange rate of DKK 6.1623 per US$ 1.00. This translation should not be construed to imply that the DKK amounts actually represent, or have been or could have been converted to, U.S. dollars

Attachments – Investments in Portfolio Companies
Investments in Portfolio Companies as of June 30, 2005

	Owner’s share (Non-diluted)	Investment (DKK 1,000)
Danacell A/S	16.7%	1,229
Decuma AB	16.8%	14,300
Hymite A/S	8.7%	15,549
ITE ApS	100.0%	22,373
LH Comlog A/S	22.5%	12,500
Scalado AB	48.2%	25,466
Sifira A/S	57.2%	17,961
Tpack A/S	22.3%	12,505
Total investment		121,883
Valuation adjustments		(28,715)
Investments in portfolio companies		93,168

Attachments – Summary of Income – The Group

	Six months
	Ended June 30,
	2004	2005	2005
			Convenience
			translation
	DKK 1,000		USD 1,000
	(unaudited)	(unaudited)	(unaudited)

Net sales	13,445	11,268	$1,829
Production costs	9,696	11,207	1,819

Valuation adjustments, portfolio companies	(6,000)	(14,000)	(2,272)
Gross result	(2,251)	(13,939)	(2,262)

Operating expenses
General and administrative	3,200	2,949	479
Sales and distribution	9,151	7,536	1,223
Restructuring charges	(47)	(263)	(43)
Total operating expenses	12,304	10,222	1,659

Income/(loss) from operations before interest and income taxes	(14,555)	(24,161)	(3,921)
Interest income and other, net	(5)	(3,706)	(601)
Income/(loss) before income taxes	(14,560)	(27,867)	(4,522)

Income taxes	0	0	0

Net income/(loss)	(14,560)	(27,867)	$(4,522)

Earnings/(loss) per share, basic	(0.86)	(1.62)	$(0.26)
Earnings/(loss) per share, diluted	(0.86)	(1.62)	$(0.26)

Weighted average shares outstanding including common stock equivalents, basic	16,938	17,253	17,253

Weighted average shares outstanding including common stock equivalents, diluted	16,938	17,253	17,253
The balance sheets and statements of income include a convenience translation for the most recent reporting period by applying the quarter-end exchange rate of DKK 6.1623 per US$ 1.00. This translation should not be construed to imply that the DKK amounts actually represent, or have been or could have been converted to, U.S. dollars

Attachments – Summary of Balance Sheet – The Group

	December 31,	June 30,	June 30,
	2004	2005	2005
			Convenience
			translation
	DKK 1,000		USD 1,000
	(audited)	(unaudited)	(unaudited)
Assets

Intangible fixed assets	45,042	43,599	$7,075
Investments, property and equipment, net	607	896	145
Investments in portfolio companies	83,649	70,796	11,489
Total fixed assets	129,298	115,291	18,709

Long-term assets	169	159	26

Inventory	398	79	13

Accounts receivable	5,984	2,838	461
Outstanding amounts, portfolio companies	61,366	64,114	10,404
Prepaid expenses and other currents assets	1,759	1,839	298
Cash and cash equivalents	11,184	12,871	2,089
Total current assets	80,293	81,662	13,252

Total assets	210,158	197,191	$32,000

Liabilities and shareholders’ equity

Shareholders’ equity	181,539	156,897	$25,461

Restructuring charges	464	504	82
Total provisions	464	504	82

Other liabilities	0	11,439	1,856
Total long-term liabilities	0	11,439	1,856

Credit bank	11,567	9,162	1,487
Accounts payable and accrued liabilities	16,588	19,189	3,114
Total current liabilities	28,155	28,351	4,601

Total liabilities	28,155	39,790	6,457

Total liabilities and shareholders’ equity	210,158	197,191	$32,000

The balance sheets and statements of income include a convenience translation for the most recent reporting period by applying the quarter-end exchange rate of DKK 6.1623 per US$ 1.00. This translation should not be construed to imply that the DKK amounts actually represent, or have been or could have been converted to, U.S. dollars